EQUITY BANCSHARES, INC.

VIA EDGAR

September 28, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Christian Windsor, Special Counsel

Re:	Equity Bancshares, Inc.
Registration Statement on Form S-4
File No. 333-213283

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Equity Bancshares, Inc. (the “Company”), respectfully requests that the effective date for its Registration Statement on Form S-4 (File No. 333-213283) be accelerated so that such Registration Statement will be declared effective at 4:00 p.m., Eastern time, on September 30, 2016, or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or desire additional information, please contact Michael G. Keeley of Norton Rose Fulbright US LLP at (214) 855-3906. In addition, please notify Mr. Keeley when this request for acceleration has been granted.

Respectfully,

EQUITY BANCSHARES, INC.

By:	/s/ Gregory H. Kossover
Name:	Gregory H. Kossover
Title:	Chief Financial Officer

cc:	Michael G. Keeley, Esq., Norton Rose Fulbright US LLP